FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE FINANCIAL PERIOD ENDED
30 SEPTEMBER 2012 - HIGHLIGHTS

• Profit before tax for the nine months ended 30 September 2012 was MYR1,193m, an increase of MYR187m or 18.6% compared with the same period in 2011.

•    Operating income grew to MYR2,267m, an increase of MYR187m or 9.0% compared with the same period in 2011. This was mainly due to higher income from Islamic banking operations of MYR425m, an increase of MYR113m or
      36.3% and higher net interest income of MYR958m, an increase of MYR80m or 9.2%.

• Loan impairment charges and other credit risk provisions increased marginally by MYR6m or 3.3% for the nine months ended 30 September 2012 compared with the same period in 2011.

• Cost efficiency ratio for the nine months ended 30 September 2012 improved to 39.7% from 43.3% for the same period in 2011.

• Total assets of MYR77.6bn at 30 September 2012 decreased from MYR79.9bn at 31 December 2011 (30 September 2011: MYR73.0bn).

• Core capital ratio and risk-weighted capital ratio remain strong at 9.4% and 12.9% respectively at 30 September 2012, higher than the 9.1% and 12.7% reported at 31 December 2011.

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

Commentary
Mukhtar Hussain, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad ('the Bank'), commented: "We recorded a strong increase of MYR187m, or 18.6%, in profit before tax for the first nine months of 2012 by continuing to expand our Malaysian business, and the prudent management of overheads, which created organic growth across all business lines.

"Malaysia's GDP growth for 2012 continues to be spurred by robust domestic and private consumption, effectively mitigating against negative spillovers from weaknesses in the external environment. The government's efforts through the Economic Transformation Programme (ETP) as well as the Government Transformation Programme (GTP) have contributed to sustainable economic growth within the country.

"We continue to remain optimistic about the Bank's prospects in Malaysia and are committed to investing and contributing positively towards the economic and financial development of the country."

Financial commentary
HSBC Bank Malaysia Berhad reported profit before tax of MYR1,193m in the first nine months of 2012, an increase of 18.6% or MYR187m compared with the same period in 2011.

Operating income grew to MYR2,267m, an increase of MYR187m or 9.0% compared with the same period last year. This was mainly due to higher income from Islamic banking operations of MYR425m (up MYR113m or 36.3%), higher net interest income of MYR958m (up MYR80m or 9.2%), higher net fee income of MYR365m (an increase of MYR9m or 2.6%), offset by lower trading profits of MYR490m, down MYR24m or 4.8%.

The robust growth rate in income from Islamic Banking Operations was driven by strong growth in net financing income (at MYR323m, up MYR58m or 22.0%) and Islamic trading profits (at MYR45m, up MYR33m or 258.4%). The strong momentum and interest in Islamic Banking in the local and international financial industry, coupled with the Bank's investments in domestic network coverage supported the expansion of Islamic income. Net interest income grew because the size of the average loan and financing base increased and net fee income improved from increased corporate finance related fees.

Loan impairment charges and other credit risk provisions remain stable with only a marginal increase of MYR6m or 3.3% for the nine months ended 30 September 2012 compared to the same period last year. The increase was mainly due to higher provisions for net collective loan impairments (up MYR21m) and individual loan impairments (up MYR28m) on the expansion in gross loans, advances and financing. The higher provisions were partly offset by reduced levels of written-off impaired loans and financing (down MYR22m). Operating expenses were relatively unchanged at MYR899m (30 September 2011: MYR900m).

Gross loans, advances and financing at 30 September 2012 increased by MYR2.9bn to MYR43.2bn (31 December 2011: MYR40.3bn). Total assets at 30 September 2012 were MYR77.6bn, MYR2.3bn lower compared with MYR79.9bn at 31 December 2011. The decrease was due mainly to lower deposits and placements from banks and financial institutions (30 September 2012: MYR7.2bn; 31 December 2011: MYR9.9bn).

Media enquiries to Marlene Kaur at +603 2075 3351 or
marlenekaur@hsbc.com.my

Notes to editors:

1. HSBC in Malaysia
HSBC Bank Malaysia Berhad was locally incorporated in 1984 and is a wholly owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited (a member of the HSBC Group). In 2006, HSBC was the first foreign bank to be awarded a Takaful (Islamic insurance) license in Malaysia. HSBC Amanah Takaful (Malaysia) Sdn Bhd, a joint venture between HSBC Insurance (Asia-Pacific) Holdings Limited (49% shareholding), Jerneh Asia Berhad (31% shareholding) and Employees Provident Fund Board of Malaysia (20% shareholding), commenced operations in August 2006. In 2007, HSBC Bank Malaysia Berhad was the first locally incorporated foreign bank to be awarded an Islamic banking subsidiary licence in Malaysia, and HSBC Amanah Malaysia, a fully fledged Islamic bank wholly owned by HSBC Bank Malaysia, commenced operations in August 2008. As at 30 September 2012, HSBC in Malaysia has a network of 64 branches nationwide, of which 22 are Islamic finance branches.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

Unaudited Condensed Statements of Financial Position at 30 September 2012

Figures in MYR '000s	Group
	30 Sep 2012	31 Dec 2011 Restated	1 Jan 2011 Restated
Assets
Cash and short term funds	11,702,846	21,603,227	11,815,604
Securities purchased under resale agreements	2,682,796	3,682,969	6,467,863
Deposits and placements with banks
and other financial institutions	5,007,705	651,778	330,981
Financial Assets Held-for-Trading	4,491,320	6,217,237	4,895,060
Financial Investments Available-for-Sale	6,100,336	4,873,818	3,400,090
Loans, advances and financing	42,291,871	39,417,305	34,293,889
Other assets	3,369,703	1,754,521	1,937,341
Statutory deposits with Central Bank	1,336,660	1,096,060	221,827
Property and equipment	341,538	354,032	318,481
Intangible assets	52,894	53,263	60,621
Deferred tax assets	217,093	220,907	294,806

Total assets	77,594,762	79,925,117	64,036,563

Liabilities
Deposits from customers	59,519,142	58,737,097	48,492,474
Deposits and placements from banks
and other financial institutions	7,153,163	9,908,962	6,853,048
Bills and acceptances payable	433,573	521,337	429,229
Other liabilities	3,833,610	4,546,590	2,247,500
Recourse obligation on loans sold to National Mortgage Corporation	-	-	374,991
Provision for taxation	240,955	199,566	251,677
Subordinated bonds	1,014,753	1,015,200	1,003,039

Total liabilities	72,195,196	74,928,752	59,651,958

Equity
Share capital	114,500	114,500	114,500
Reserves	5,285,066	4,581,865	4,020,105
Proposed dividend	-	300,000	250,000

Total equity attributable to owner of the Bank	5,399,566	4,996,365	4,384,605

Total liabilities and equity	77,594,762	79,925,117	64,036,563

Commitments and Contingencies	134,543,640	118,976,559	87,355,828

Comparative figures for 31 Dec 2011 and 1 Jan 2011 have been restated/reclassified to conform to current year's presentation upon the adoption of the Malaysian Financial Reporting Standards ("MFRS") framework issued by the Malaysian Accounting Standards Board ("MASB") with effect from 1 January 2012

Unaudited Condensed Statements of Financial Position at 30 September 2012

Figures in MYR '000s	Bank
	30 Sep 2012	31 Dec 2011 Restated	1 Jan 2011 Restated
Assets
Cash and short term funds	10,057,585	20,292,272	10,658,860
Securities purchased under resale agreements	2,682,796	3,682,969	6,467,863
Deposits and placements with banks
and other financial institutions	7,117,398	3,687,058	1,471,815
Financial Assets Held-for-Trading	4,230,140	6,000,521	4,747,054
Financial Investments Available-for-Sale	5,169,293	4,451,732	3,069,425
Loans, advances and financing	33,219,224	31,642,441	29,483,746
Other assets	3,360,199	1,734,637	1,895,128
Statutory deposits with Central Bank	988,598	867,498	187,098
Investments in subsidiary companies	660,021	660,021	660,021
Property and equipment	319,648	335,106	302,056
Intangible assets	52,778	52,802	59,122
Deferred tax assets	179,309	191,284	262,423

Total assets	68,036,989	73,598,341	59,264,611

Liabilities
Deposits from customers	50,773,947	53,074,622	44,561,936
Deposits and placements from banks
and other financial institutions	7,124,594	9,429,554	6,261,536
Bills and acceptances payable	420,648	513,737	423,698
Other liabilities	3,453,332	4,631,878	2,173,082
Recourse obligation on loans sold to National Mortgage Corporation	-	-	374,991
Provision for taxation	192,648	168,318	225,616
Subordinated bonds	1,014,753	1,015,200	1,003,039

Total liabilities	62,979,922	68,833,309	55,023,898

Equity
Share capital	114,500	114,500	114,500
Reserves	4,942,567	4,350,532	3,876,213
Proposed dividend	-	300,000	250,000

Total equity attributable to owner of the Bank	5,057,067	4,765,032	4,240,713

Total liabilities and equity	68,036,989	73,598,341	59,264,611

Commitments and Contingencies	132,874,163	116,742,039	85,680,212

Comparative figures for 31 Dec 2011 and 1 Jan 2011 have been restated/reclassified to conform to current year's presentation upon the adoption of the Malaysian Financial Reporting Standards ("MFRS") framework issued by the Malaysian Accounting Standards Board ("MASB") with effect from 1 January 2012.

Unaudited Condensed Statements of Profit or Loss and Other Comprehensive Income

	Group
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sept 2012	30 Sept 2011 Restated	30 Sept 2012	30 Sept 2011 Restated
Revenue	1,057,405	1,010,318	3,161,098	2,920,331

Interest income	555,191	556,800	1,694,313	1,632,245
Interest expense	(242,045)	(268,781)	(736,740)	(755,000)
Net interest income	313,146	288,019	957,573	877,245

Fee and commission income	124,968	123,230	387,278	370,953
Fee and commission expense	(9,092)	(3,041)	(22,113)	(15,075)
Net fee and commission income	115,876	120,189	365,165	355,878

Net trading income	167,485	188,235	490,409	514,907
Income from Islamic Banking	152,489	110,966	425,269	311,952
Other operating income	11,130	4,707	28,467	20,075
Operating income before impairment losses	760,126	712,116	2,266,883	2,080,057

Loan / financing impairment charges and other credit risk provisions	(63,078)	(36,732)	(175,066)	(169,517)
Impairment losses on intangible assets	-	-	-	(4,900)
Net operating income	697,048	675,384	2,091,817	1,905,640

Other operating expenses	(278,986)	(295,524)	(899,113)	(900,282)
Profit before income tax expense	418,062	379,860	1,192,704	1,005,358

Income tax expense	(97,068)	(104,878)	(293,070)	(262,893)
Profit for the period	320,994	274,982	899,634	742,465

Other comprehensive income
Cash flow hedge
Effective portion of changes in fair value	(129)	862	(257)	907
Net amount transferred to profit and loss	(104)	-	(300)	-
Fair value reserve
Change in fair value	(6,731)	4,399	530	2,702
Amount transferred to profit or loss	-	(20)	-	(1,431)
Income tax relating to components of other comprehensive income	1,750	(1,321)	16	(544)
Other comprehensive income for the period, net of income tax	(5,214)	3,920	(11)	1,634

Total comprehensive income for the period	315,780	278,902	899,623	744,099

Profit attributable to owner of the Bank	320,994	274,982	899,634	742,465
Total comprehensive income attributable to owner of the Bank	315,780	278,902	899,623	744,099

Basic earnings per MYR0.50 ordinary share	140.2 sen	120.1 sen	392.9 sen	324.2 sen
Dividends per MYR0.50 ordinary share (net)
- final dividend paid in respect of prior year	-	-	131.0 sen	109.2 sen
- interim dividend paid	87.3 sen	87.3 sen	87.3 sen	87.3 sen
more
Comparative figures for 30 Sept 2011 have been restated/reclassified to conform to current year's presentation upon the adoption of the Malaysian Financial Reporting Standards ("MFRS") framework issued by the Malaysian Accounting Standards Board ("MASB") with effect from 1 January 2012.

Unaudited Condensed Statements of Profit or Loss and Other Comprehensive Income

	Bank
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sept 2012	30 Sept 2011 Restated	30 Sept 2012	30 Sept 2011 Restated
Revenue	901,201	909,262	2,728,740	2,645,725

Interest income	572,456	570,383	1,742,183	1,667,447
Interest expense	(242,045)	(268,781)	(736,740)	(755,000)
Net interest income	330,411	301,602	1,005,443	912,447

Fee and commission income	124,968	123,230	387,278	370,953
Fee and commission expense	(9,092)	(3,041)	(22,113)	(15,075)
Net fee and commission income	115,876	120,189	365,165	355,878

Net trading income	165,078	188,235	489,985	514,907
Other operating income	38,699	27,414	109,294	92,418
Operating income before impairment losses	650,064	637,440	1,969,887	1,875,650

Loan / financing impairment charges and other credit risk provisions	(30,433)	(4,888)	(80,956)	(93,445)
Impairment losses on intangible assets	-	-	-	(4,900)
Net operating income	619,631	632,552	1,888,931	1,777,305

Other operating expenses	(252,918)	(276,823)	(827,492)	(854,312)
Profit before income tax expense	366,713	355,729	1,061,439	922,993

Income tax expense	(89,156)	(99,194)	(267,433)	(246,065)
Profit for the period	277,557	256,535	794,006	676,928

Other comprehensive income
Cash flow hedge
Effective portion of changes in fair value	(129)	862	(257)	907
Net amount transferred to profit and loss	(104)	-	(300)	-
Fair value reserve
Change in fair value	(5,981)	3,997	795	2,486
Amount transferred to profit or loss	-	(20)	-	(1,431)
Income tax relating to components of other comprehensive income	1,554	(1,221)	(59)	(490)
Other comprehensive income for the period, net of income tax	(4,660)	3,618	179	1,472

Total comprehensive income for the period	272,897	260,153	794,185	678,400

Profit attributable to owner of the Bank	277,557	256,535	794,006	676,928
Total comprehensive income attributable to owner of the Bank	272,897	260,153	794,185	678,400

Basic earnings per MYR0.50 ordinary share	121.2 sen	112.0 sen	346.7 sen	295.6 sen
Dividends per MYR0.50 ordinary share (net)
- final dividend paid in respect of prior year	-	-	131.0 sen	109.2 sen
- interim dividend paid	87.3 sen	87.3 sen	87.3 sen	87.3 sen
ends/all

Comparative figures for 30 Sept 2011 have been restated/reclassified to conform to current year's presentation upon the adoption of the Malaysian Financial Reporting Standards ("MFRS") framework issued by the Malaysian Accounting Standards Board ("MASB") with effect from 1 January 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                 Date: 12 December 2012